Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$119,484	$116,803	$136,967	$153,529	$166,750	$172,213
Interest applicable to rentals	4,103	4,269	3,928	3,544	3,442	3,564

Total fixed charges, as defined	123,587	121,072	140,895	157,073	170,192	175,777

Preferred distributions, as defined (a)	8,474	11,297	11,297	11,297	11,328	11,202

Combined fixed charges and preferred distributions, as defined	$132,061	$132,369	$152,192	$168,370	$181,520	$186,979

Earnings as defined:
Net Income	$231,435	$473,923	$281,081	$252,464	$283,531	$297,947
Add:
Provision for income taxes:
Total Taxes (Benefit)	66,546	(370,211)	(128,922)	81,877	96,270	125,186
Fixed charges as above	123,587	121,072	140,895	157,073	170,192	175,777

Total earnings, as defined	$421,568	$224,784	$293,054	$491,414	$549,993	$598,910

Ratio of earnings to fixed charges, as defined	3.41	1.86	2.08	3.13	3.23	3.41

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.19	1.70	1.93	2.92	3.03	3.20

_______________________
(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.